SCHEDULE 13G
Amendment No. 2
Name of Issuer: ASE Test Limited
Title of Class of Securities: ORD
CUSIP Number: Y02516105
Item 1: Reporting Person: Wasatch Advisors, Inc. 87-0319391
Item 2: Check Box If Member of Group: Not Applicable
Item 3: SEC Use
Item 4: Place of Organization: Utah
Items 5-8: Number of Shares Owned With:
Item 5: Sole Voting Power: 0.0
Item 6: Shared Voting Power: 0
Item 7: Sole Dispositive Power: 0.0
Item 8: Shared Dispositive Power: 0
Item 9: Aggregate Amount Owned: 0.0
Item 10: Check Box If Aggregate Amount Excludes Certain Shares: N/A
Item 11: Percent of Class Owned: 0.0%
Item 12: Type of Reporting Person: IA

Item 1(a): Name of Issuer: ASE Test Limited
Item l(b): Address of Issuer:
10 West 5th Street, Nantze Export Processing Zone, Kaohsiung, Taiwan
Item 2(a): Name of Person Filing: Wasatch Advisors, Inc.
Item 2(b): Address: 150 Social Hall Avenue, Salt Lake City, UT 84111
Item 2(c): Citizenship: Not Applicable
Item 2(d): Title of Class of Securities: ORD
Item 2(e): CUSIP Number: Y02516105
Item 3(e): Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
Item 4(a): 	Amount Owned: 0.0
Item 4(b): 	Percent of Class Owned: 0.0%
Item 4(c)(i): Sole Voting Power: 0.0
Item 4(c)(ii): Shared Voting Power: 0
Item 4(c)(iii): Sole Dispositive Power: 0.0
Item 4(c)(iv): Shared Dispositive Power: 0
Item 5: Check Box If Ownership Is 5% or Less of Class: [X]
Item 6. Ownership of More Than 5% on Behalf of Another Person: N/A
Item 7: Identification of Subsidiary: Not Applicable
Item 8: Identification of Members of Group: Not Applicable
Item 9: Notice of Dissolution of Group: Not Applicable
Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 30, 2007.
Date: 12/10/07
Signature: /s/Jeff S. Cardon
Name/Title: Jeff S. Cardon/President